[Letterhead of Orrick, Herrington & Sutcliffe LLP]
November 20, 2006
Rolaine S. Bancroft, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	National City Bank
National City Credit Card Master Trust
National City Credit Card Master Note Trust
Amendment No. 1 to Registration Statement on Form S-3
Filed on July 6, 2006 (No. 333-131614)
Responses to Comment Letter dated July 31, 2006
Dear Ms. Bancroft:
     On behalf of National City Bank (“National City”), as sponsor, originator and sole equity owner of the National City Credit Card Master Note Trust (the “Note Trust”) and as originator and servicer of the National City Credit Card Master Trust (the “Master Trust”), this letter responds to your letter dated July 31, 2006 (the “Comment Letter”), providing comments on the Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) submitted on July 6, 2006 by National City, on behalf of the Note Trust and the Master Trust.
     For your convenience, each of the Securities and Exchange Commission staff’s comments has been reproduced below, followed by National City’s response. Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) dated as of November 20, 2006. All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 2. Unless otherwise specified, page numbers refer to pages in Amendment No. 2.
Prospectus Supplement
Annex I
The Master Trust Portfolio, page A-I-4

Comment 1:	We note your response to prior comment 14 of our letter dated March 6, 2006; however, please revise your Annex in an appropriate section to provide

Rolaine S. Bancroft
Securities and Exchange Commission
November 20, 2006

a cross reference to your disclosure that appears under “The Master Trust-Defaulted Receivables; Rebates and Fraudulent Charges” in the base prospectus.

Response:	In response to Comment 1, “The Master Trust Portfolio—Delinquency and Loss Experience” on page A-I-5 of the prospectus supplement has been revised.

Comment 2:	Furthermore, please revise your base prospectus under “The Master Trust-Defaulted Receivables; Rebates and Fraudulent Charges” on page 77 to reflect your response to prior comment 14. Specifically, please clarify that the Seller Amount, and not the investors’ interests, will be adjusted because of a rebate or refund.

Response:	In response to Comment 2, “The Master Trust—Defaulted Receivables; Rebates and Fraudulent Charges” on page 78 of the prospectus has been revised.
Base Prospectus
Derivative Agreements, page 48

Comment 3:	While we note your response to prior comment 25, please revise the first sentence of this section to remove your reference to “other swaps.”

Response:	In response to Comment 3, “Sources of Funds to Pay the Notes—Derivative Agreements” on page 48 of the prospectus has been revised.
Part II
Exhibit 4.4

Comment 4:	While we note your response to prior comment 31, we could not locate reference to the reports on assessment of compliance to be provided by the servicer(s). Please revise or advise.

Response:	In response to Comment 4, exhibit 4.4 to the Registration Statement has been revised.
* * * * *

Rolaine S. Bancroft
Securities and Exchange Commission
November 20, 2006

Respectfully submitted,

/s/ Michael H. Freedman
Michael H. Freedman, Esq.
Enclosures

cc:	David L. Zoeller, National City Bank Glenn S. Arden, Jones Day